UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 9621

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

June 6, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,320,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.25%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the aggregate of (i) 68,460,299 Common Shares that the Issuer has represented were issued and outstanding as of June 5, 2013 and (ii) the 12,320,000 Common Shares that Marubeni has the right to acquire pursuant to the Transaction Agreement described herein.

Item 1.	Securities and Issuer

This Schedule 13D (the “Statement”) relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 300 First Stamford Place, 5th Floor, Stamford, CT 06902. The Statement is being filed to report the beneficial ownership that Marubeni Corporation (“Marubeni”) acquired when it entered into the Transaction Agreement referred to below.

Item 2.	Identity and Background

This Statement is being filed by Marubeni Corporation, a Japanese corporation; Marubeni’s business and principal office address is 4-2 Ohtemachi 1-chome, Chiyoda-Ku, Tokyo, 100-8088 Japan.

The principal business of Marubeni is business investment, development and management on a global level. Marubeni is involved in the handling of products and provision of services in a broad range of sectors. These areas encompass importing and exporting, as well as transactions in the Japanese market, related to food materials, food products, textiles, materials, pulp and paper, chemicals, energy, metals and mineral resources, transportation machinery, and includes offshore trading. Marubeni’s activities also extend to power projects and infrastructure, plants and industrial machinery, finance, logistics and information industry, and real estate development and construction.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of Marubeni are set forth in Annex I hereto and are incorporated herein by reference. Except as set forth in “Chapter 3: Compliance” of Marubeni’s Annual Report for the fiscal year ended March 31, 2012, posted on Marubeni’s website on July 30, 2012 (the “Marubeni 2012 Annual Report”), during the last five years, neither Marubeni nor, to the best of Marubeni’s knowledge, any person named in Annex I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Marubeni or such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Chapter 3 of the Marubeni 2012 Annual Report is included in the exhibits to this Statement and is incorporated herein by reference.

Item 3.	Source and amount of Funds and Other Consideration

Marubeni expects to fund its purchase of Common Shares pursuant to the Transaction Agreement with cash on hand.

Item 4.	Purpose of the Transaction

Purpose of the Transaction. On June 6, 2013, Marubeni and the Issuer entered into a Transaction Agreement (the “Transaction Agreement”), under which Marubeni agreed to purchase, and the Issuer agreed to issue and sell to Marubeni, a number of Common Shares equal to the greater of (i) 12,320,000 and (ii) the number that, after giving effect to such issuance and sale, will represent 15.25% of the issued and outstanding Common Shares. The purpose of entering in the Transaction Agreement is to allow Marubeni to make an investment in the Issuer in order to establish a long-term relationship with the Issuer.

Plans for the Issuer

Marubeni intends to assign its rights under the Transaction Agreement to a wholly owned subsidiary, as permitted under the Transaction Agreement, and to then cause such wholly owned subsidiary to purchase 12,320,000 newly issued Common Shares in accordance with, and subject to the conditions specified in, the Transaction Agreement. When that purchase is completed, Marubeni and its subsidiary that will then own the purchased Common Shares will become subject to the restrictions imposed, and entitled to exercise the rights provided, in the Shareholder Agreement, dated June 6, 2013, between Marubeni and the Issuer (the “Shareholder Agreement”). See Item 6. Except where the context otherwise requires, references below to “Marubeni” are to Marubeni and its wholly owned subsidiary that will hold the Common Shares.

Marubeni is considering whether to purchase additional Common Shares before March 31, 2014 (the end of its current fiscal year), through open market purchases or a tender offer or through other means, subject to the limitations imposed by the Shareholder Agreement and any applicable law.

As a major shareholder of the Issuer, Marubeni expects it will continuously monitor its investment in the Issuer. Marubeni reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, conditions in the aviation and aircraft finance markets, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, Marubeni and its affiliates reserve the right, subject to the terms and conditions of the Shareholder Agreement and any applicable law, to (i) purchase additional Common Shares or other securities of the Issuer, (ii) sell or transfer Common Shares or other securities beneficially owned by them from time to time in public or private transactions, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in Common Shares or other securities and (iv) consider participating in a business combination transaction that would result in an acquisition of all of the outstanding Common Shares.

Except as set forth in this Item 4, Marubeni has no plans or proposals that relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s Memorandum of Association or Bye-laws or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

•	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)–(b) Marubeni beneficially owns the 12,320,000 Common Shares that the Issuer has agreed to issue and sell to Marubeni pursuant to the Transaction Agreement. In the Transaction Agreement, the Issuer represented that on June 5, 2013, 68,460,299 Common Shares were issued and outstanding. Based on this information, Marubeni beneficially owns 15.25% of the Common Shares outstanding. Because the Common Shares beneficially owned by Marubeni have not yet been issued, Marubeni does not have the power to direct the voting or disposition of these Common Shares. To the best of Marubeni’s knowledge, none of the persons named in Annex I beneficially owns any Common Shares.

(c) During the past 60 days there have been no transactions in the Issuer Common Shares by any of Marubeni or, to the best of Marubeni’s knowledge, by any of the persons named in Annex I.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following summary of certain provisions of the Transaction Agreement and the Shareholder Agreement is qualified in its entirety by reference to the Transaction Agreement and the Shareholder Agreement, copies of which are included in the exhibits to this Statement.

The Transaction Agreement. Pursuant to the Transaction Agreement, the Issuer has agreed to issue and sell to Marubeni a number of Common Shares equal to the greater of (i) 12,320,000 and (ii) the number that, after giving effect to such issuance and sale, will represent 15.25% of the issued and outstanding Common Shares, for $17 per share in cash. Completion of the purchase and sale is subject to customary conditions, including receipt of regulatory approvals.

Shareholder Agreement. The provisions of the Shareholder Agreement include the following:

Board of Directors. While the Shareholder Agreement is in effect, the size of the Issuer’s board of directors (the “Board”) will be limited to 12 directors and Marubeni will be entitled to representation on the Board based on the level of Marubeni’s share ownership, as follows:

(i) while Marubeni’s share ownership is equal to or greater than 25%, three directors;

(ii) while Marubeni’s share ownership is equal to or greater than 15% but below 25%, the greater of (x) two directors and (y) a number of directors representing not less than 20% of the total; and

(iii) while Marubeni’s share ownership is equal to or greater than 5% and less than 15%, one director.

The Shareholder Agreement requires the Issuer to use its reasonable efforts to solicit shareholder approval to amend its Bye-Laws at its 2014 Annual General Meeting to increase the maximum size of the Board to 12 directors.

Voting Obligations. If and for so long as Marubeni holds more than 21% of the outstanding Common Shares, Marubeni will be required to (i) vote for directors nominated by the Issuer’s nominating committee (and against the removal of any such director); provided, that if the directors designated by Marubeni pursuant to its board representation rights are not elected to the Board by the shareholders of the Issuer, then (x) the Issuer and its directors shall take such actions as Marubeni reasonably may request to restore Marubeni’s representation on the Board to its agreed level (provided, that the Issuer will not be required to remove any directors or request that any directors not stand for re-election), and (y) the voting limitations described in this clause (i) will cease to apply until such time as directors designated by Marubeni (or their replacements) in accordance with its Board representation rights have been appointed or elected to the Board and (ii) refrain from voting its Common Shares in favor of a shareholder proposal if such shareholder proposal is not recommended by the Issuer’s independent directors and (iii) refrain from voting its Common Shares in favor of a bona fide offer by a third party to enter into a transaction that would result in a change of control of the Issuer if such third party offer is not approved by the Issuer’s independent directors. Marubeni’s voting obligations will expire upon a Change of Control (as defined in the Shareholder Agreement).

Employees. Marubeni will have the right to place up to three employees in the Issuer’s headquarters directly, or if needed, through a Marubeni branch office. The Issuer will cooperate with Marubeni’s requests with respect to obtaining U.S. work visas for such employees, provided that any compensation, benefit or other costs associated with such employees shall be the sole responsibility of Marubeni, except that Issuer will pay the salaries of such employees from the date such visas are effective.

Restrictions on Sales of Common Shares. Marubeni will be prohibited from selling its Common Shares until the third anniversary of the Closing Date, but the sale restrictions terminate earlier than that date upon the occurrence of certain events, including upon a Change of Control and to permit Marubeni to tender its Common Shares in a tender or exchange offer approved or recommended by the Board that if completed will result in a Change of Control.

Registration Rights. Marubeni will have six “demand” and unlimited “piggyback” registration rights entitling it to have its Common Shares registered for re-sale under the Securities Act of 1933 and requiring the Issuer to cooperate with Marubeni in the marketing and distribution of the registered Common Shares. Blackout periods totaling up to 90 days in any 12-month period may be invoked by the Issuer. Marubeni’s registration rights will remain in effect until Marubeni’s ownership of Common Shares is below 5%. The registration rights are available after the expiration of the transfer restrictions.

Standstill. During the standstill period described below, except as specifically approved by a majority of the Issuer’s independent directors neither Marubeni nor any of its affiliates are permitted, directly or indirectly, (i) by purchase or otherwise, to beneficially own, acquire, agree to acquire or offer to acquire any Common Shares or other voting securities of the Issuer or direct or indirect rights or options to acquire Common Shares or other voting securities of the Issuer (including any voting trust certificates representing such securities) (or any hedging or derivative transactions that may have a similar effect to the foregoing), (ii) to enter, propose to enter into, solicit or support any merger, amalgamation or business combination or similar transaction involving the Company or any of its subsidiaries, or purchase, acquire, propose to purchase or acquire or solicit or support the purchase or acquisition of any portion of the business or assets of the Company or any of its subsidiaries, (iii) to initiate or propose any shareholder proposal without the approval of the Board or make, or in any way participate in, any proxy solicitation, (iv) to form, join or in any way participate in a group formed for the purpose of acquiring, holding, voting or disposing of or taking any other action with respect to Common Shares or other voting securities of the Issuer that would be required to file a Statement on Schedule 13D, (v) to deposit any Common Shares or other voting securities of the Issuer in a voting trust or enter into any voting agreement, (vi) to seek representation on the Board other than as provided in the Shareholder Agreement, the removal of any directors from the Board (other than Marubeni’s own nominees) or a change in the size or composition of the Board, (vii) to make any request to amend or waive any provision of the standstill provisions of the Shareholder Agreement, except to the extent such request is made on a confidential basis solely to one or more of members of the Board or members of senior management of the Issuer, (viii) to disclose any intent, purpose, plan, arrangement or proposal inconsistent with the foregoing (including any such intent, purpose, plan, arrangement or proposal that is conditioned on or would require the waiver, amendment, nullification or invalidation of any of the foregoing) or take any action that would require public disclosure of any such intent, purpose, plan, arrangement or proposal, (ix) to take any action challenging the validity or enforceability of the standstill provisions of the Shareholder Agreement or (x) to assist, advise, encourage or negotiate with any person with respect to, or seek to do, any of the foregoing.

These standstill obligations will last for ten years following the Closing Date, except that the standstill period will terminate earlier upon a Change of Control of the Issuer or upon a termination of the Shareholder Agreement.

The standstill restrictions are subject to carve-outs permitting additional purchases of Common Shares by Marubeni in certain circumstances, as follows: (i) beginning immediately after the Closing Date, Marubeni may purchase Common Shares in the secondary market and/or by tender offer up to the amount which causes its beneficial ownership to equal 21% of the Voting Power (as defined in the Shareholder Agreement) of the Issuer, (ii) beginning three years after the Closing Date, Marubeni may purchase Common Shares in the secondary market and/or by tender offer up to the amount which causes its beneficial ownership to equal 27.5% of the Voting Power of the Issuer, (iii) if the Issuer issues additional Common Shares for cash at any time (other than pursuant to certain compensatory plans), Marubeni has a preemptive right to buy Common Shares from the Issuer to allow Marubeni to maintain its percent ownership and (iv) Marubeni may purchase Common Shares in the secondary market at any time in order to maintain its percentage ownership if such percentage ownership has been diluted by issuance of securities pursuant to employee or director stock option or incentive compensation plans.

Termination. The Shareholder Agreement will terminate when Marubeni and its permitted transferees together own less than 5% of the outstanding Common Shares.

Item 7.	Material To Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 7.1	Chapter 3 of the Annual Report of Marubeni for the fiscal year ended March 31, 2012.

Exhibit 7.2	Shareholder Agreement between Aircastle Limited and Marubeni Corporation dated June 6, 2013.

Exhibit 7.3	Transaction Agreement between Aircastle Limited and Marubeni Corporation dated June 6, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013

MARUBENI CORPORATION

By:	/s/ Tadaaki Kurakake
Name: Tadaaki Kurakake
Title: General Manager,
Aerospace & Defense Systems Dept.

ANNEX I

The name, position, present principal occupation, citizenship and business address of each director and executive officer of Marubeni Corporation are set forth below.

Name and Citizenship	Position with Marubeni Corporation and Principal Occupation	Business Address
Teruo Asada Japan	Director; Chairman of the Board	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Fumiya Kokubu Japan	Director; President and Chief Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Shigeru Yamazoe Japan	Director; Senior Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Mitsuru Akiyoshi Japan	Director; Senior Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yutaka Nomura Japan	Director; Senior Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Daisuke Okada Japan	Director; Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Shoji Kuwayama Japan	Director; Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yukihiko Matsumura Japan	Director; Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Nobuo Katsumata Japan	Director; Senior Corporate Advisor	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Toshiyuki Ogura Japan	Director	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Shigeaki Ishikawa Japan	Director	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Michihiko Ota Japan	Senior Executive Vice President	Marubeni Corporation 16 Raffles Quay #28-00, Hong Leong Building 048581, Singapore

Shinji Kawai Japan	Managing Executive Officer	Marubeni Corporation Level 16 44 Market Street, Sydney, N.S.W. 2000 Australia

Masahiro Enoki Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Keizo Torii Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kazuaki Tanaka Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kaoru Iwasa Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Naoya Iwashita Japan	Managing Executive Officer	Marubeni Corporation 375 Lexington Avenue New York, NY 10017-5644, USA

Motoo Uchiyama Japan	Managing Executive Officer	Marubeni Corporation River Plate House, 7-11 Finsbury Circus, London, EC2M 7AF, United Kingdom

Hikaru Minami Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Masumi Kakinoki Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Akira Terakawa Japan	Managing Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Hiroshi Ikuno Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kaoru Kuzume Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Katsuhisa Yabe Japan	Executive Officer	Marubeni Corporation 7th Floor Office Tower 2, Henderson Center, Beijing No. 18 Jian Guo Men Nei Avenue, Dong Cheng District, Beijing 100005, The People’s Republic of China

Yasuyuki Amakusa Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yoshiaki Mizumoto Japan	Executive Officer	Marubeni Corporation 1300 SW Fifth Avenue, Suite 2929 Portland, Oregon 97201 USA

Satoshi Wakabayashi Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Takeo Kobayashi Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Mutsumi Ishizuki Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Shin Tajima Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kazuro Gunji Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Hajime Kawamura Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Kazunori Fujikawa Japan	Executive Officer	Marubeni Corporation 43 F, Hang Seng Bank Tower, 1000 Lujiazui Ring Road, Pudong New Area, Shanghai, The People’s Republic of China

Nobuhiro Yabe Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Harumichi Tanabe Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Masakazu Arimune Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Yoji Ibuki Japan	Executive Officer	Marubeni Corporation Av. Paulista, 854-12 andar-Edificio Top Center, CEP 01310-913, Sao Paulo, SP, Brazil

Noriaki Isa Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Masashi Hashimoto Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Masataka Kuramoto Japan	Executive Officer	Marubeni Corporation 17th Floor, Burjuman Business Tower, Sheikh Khalifa Bin Zayed Road, Bur Dubai P.O. Box 5906, Dubai, UAE

Shinichi Kobayashi Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Akihiko Sagara Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Hirohisa Miyata Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan

Toshifumi Shikamura Japan	Executive Officer	Marubeni Corporation 4-2 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8088 Japan